Exhibit 97.1

POLICY FOR RECOVERY OF INCENTIVE COMPENSATION

Adopted March 19, 2026

Board of Directors

If Yorkville Acquisition Corp. (the “Company”) determines it must prepare a restatement, the Company will seek to recover the amount of erroneously awarded incentive compensation received by a covered officer, as provided below.

For purposes of this policy, the term (i) “restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement); (ii) “incentive compensation” means any (a) compensation based in whole or in part upon attainment of a financial reporting measure, or (b) any profits realized from the sale of securities of the issuer; (iii) “financial reporting measure” means any measure that is determined and presented in accordance with, or derived wholly or in part from, the accounting principles used in preparing the Company’s financial statements, as well as stock price and total shareholder return; (iv) “erroneously awarded” means the amount of incentive compensation during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the restatement, to the extent such amount exceeds the amount that otherwise would have been received had the amount been determined based on the restatement; and (v) the term “covered officer” means a current or former “officer” of the Company as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Compensation Committee (the “Committee”) of the Board of Directors shall have full and final authority to make all determinations under this policy, including as to the amount and form of recovery. The Committee must seek to recover from a covered officer all erroneously awarded incentive compensation unless the direct expense paid to a third party to assist in enforcing this policy would exceed the recoverable amount, or applicable listing rules otherwise do not require recovery. When the amount is not subject to mathematical recalculation directly from the information in the restatement, the Committee may determine a reasonable estimate of the effect of a restatement on a financial reporting measure. The Committee may determine that the form of recovery is to offset the recovery amount against other compensation (including through the cancellation of equity awards). In addition, the Committee may, to the extent permitted by law, take other remedial and recovery action, as determined by the Committee. The Committee may cause the Company to take such action as it deems necessary or appropriate to implement this policy.

This policy is intended to comply with Section 10D of the Exchange Act, Rule 10D-1 thereunder, and the applicable rules of any national securities exchange on which the Company’s securities are listed, and this policy will be interpreted and administered consistently with that intent.